                  SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549




                               FORM 11-K



                          ___________________




                            ANNUAL REPORT




                   Pursuant to Section 15(d) of the
                   Securities Exchange Act of 1934



              For the Fiscal Year Ended January 31, 1994




                     Commission file number 1-6187




                         ____________________



            ALBERTSON'S EMPLOYEES' TAX DEFERRED SAVINGS PLAN
            ________________________________________________
                          (Full title of the Plan)


                          ALBERTSON'S, INC.
                          ___________________
                  (Name of Issuer of the Securities
                     Held Pursuant to the Plan)



                       250 Parkcenter Boulevard
                          Boise, Idaho 83726
                          ___________________
           (Address of Issuer's Principal Executive Office)

Items 1 through 4    Financial Statements and Schedules.

                                                                 Page No.

            (a)   Financial Statements.                             3

            (b)   Supplemental Schedules.                          13

            Independent Auditors' Consent                          16

ALBERTSON'S EMPLOYEES' TAX
   DEFERRED SAVINGS PLAN

Financial Statements for the Years
Ended January 31, 1994 and 1993,
Supplemental Schedules for the
Year Ended January 31, 1994 and
Independent Auditors' Report

ALBERTSON'S EMPLOYEES' TAX DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

                                                                   Page

INDEPENDENT AUDITORS' REPORT                                         5

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits                   6

   Statements of Changes in Net Assets Available for Benefits        7

   Notes to Financial Statements                                     8

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED JANUARY 31, 1994:

   Item 27a - Schedule of Assets Held for Investment Purposes        14

   Item 27d - Schedule of Reportable Transactions                    15

INDEPENDENT AUDITORS' REPORT


To the Trustees of
Albertson's Employees' Tax
   Deferred Savings Plan

We have audited the accompanying statements of net assets available for benefits of Albertson's Employees' Tax Deferred Savings Plan as of January 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





DELOITTE & TOUCHE
Deloitte & Touche

Boise, Idaho

June 16, 1994

ALBERTSON'S EMPLOYEES' TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 1994 AND 1993



ASSETS                                          1994             1993

INVESTMENTS (Note 2)                        $70,859,646      $54,916,126

CASH                                             58,841          616,063

CONTRIBUTIONS RECEIVABLE                        289,090
                                             __________      ___________

     Total assets                            71,207,577       55,532,189


LIABILITIES

PAYABLE FOR PURCHASE OF INVESTMENTS                              200,008
                                             __________      ___________

NET ASSETS AVAILABLE FOR BENEFITS           $71,207,577      $55,332,181


See notes to financial statements.

ALBERTSON'S EMPLOYEES' TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JANUARY 31, 1994 AND 1993


                                                 1994            1993

ADDITIONS TO NET ASSETS:
     Investment income:
        Dividends                           $   671,493     $   489,226
        Interest                                697,146         625,726
        Net appreciation in fair value of
           investments                        4,674,379       7,387,981
        Investment expenses                    (160,653)        (99,551)
                                               __________        ___________

                                              5,882,365       8,403,382

     Contributions                           13,255,302      10,097,317
                                             __________      ___________

Total additions                              19,137,667      18,500,699

DISTRIBUTIONS                                 3,262,271       2,940,610
                                             __________        _________

NET INCREASE                                 15,875,396      15,560,089

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                         55,332,181      39,772,092
                                            ___________     ___________

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                              $71,207,577     $55,332,181


See notes to financial statements.

ALBERTSON'S EMPLOYEES' TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 1994 and 1993

1.  SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Eligibility - Each employee of Albertson's, Inc. (the Company) shall become an eligible participant in the Plan as of the date the employee completes one year of service of at least 1,000 hours and attains age
21. Employees covered under a collective bargaining agreement are not eligible to participate in the Plan unless such agreement provides that either the Albertson's Salaried Employees' Pension Plan or the Albertson's Employees' Corporate Pension Plan shall be applicable to the employees covered by such agreement.

Contributions - The Plan provides for participants to elect to enter into a Salary Deferral Agreement with the Company, whereby the participant's salary is reduced by up to 15%. Amounts deferred will be contributed to the Plan for the participants. The Company does not make any additional contributions. Amounts deferred pursuant to the Agreements and contributed to the Plan are not taxable to the participants until distributed from the Plan to the participant.

Investment Manager and Custodian - Principal Financial Group (Investment Manager) currently manages assets in the Three Year Guaranteed Interest Fund, Five Year Guaranteed Interest Fund, Common Stock Fund, Real Estate Fund, Bond and Mortgage Fund, International Stock Fund and Stock Index Fund and performs certain record keeping and reporting functions on behalf of the Trustees of the Plan. West One Bank acts as the custodian of the Albertson's, Inc. common stock held in the Albertson's, Inc. Common Stock Fund.

Investment of Contributions - Participants can designate investment of their account balances to any one or more of the following funds:

     Albertson's, Inc. Common Stock Fund - Contributions in this fund are usedto purchase Albertson's, Inc. common stock. This fund is valued at fair market value based on quoted stock price.

     Three Year Guaranteed Interest Fund - Contributions are invested in group annuity contracts. Principal and interest are guaranteed for a 3-year period measured from February 1 of the Plan year in which the contributions are invested. The fund is valued at contract amounts plus interest earned.

     Five Year Guaranteed Interest Fund - Contributions are invested in group annuity contracts. Principal and interest are guaranteed for a 5-year period measured from February 1 of the Plan year in which the contributions are invested. The fund is valued at contract amounts plus interest earned.

     Common Stock Fund - Contributions are invested in the Investment Manager's pooled equity fund. This fund is valued at fair market value based on quoted stock prices.

     Real Estate Fund - Contributions are invested in the Investment Manager's pooled real estate fund which owns a variety of properties located throughout the United States. This fund is valued using appraised values.

     Bond and Mortgage Fund - Contributions are invested in the Investment Manager's pooled bond and mortgage account which invests in intermediate-term fixed-income loans. This fund is valued at fair market value based on quoted market prices.

     International Stock Fund - Contributions are invested in the Investment Manager's pooled international stock account and invests primarily in common stocks of corporations located outside the United States. This fund occasionally invests in preferred stocks or convertible bonds of these same corporations. This fund is valued at fair market value based on quoted stock prices.

     Stock Index Fund - Contributions are invested in the Investment Manager's pooled equity fund which invests in common stocks of those firms included in the Standard & Poors 500 Stock Index. This fund is valued at fair market value based on quoted stock prices.

     Participant Loans - Under certain circumstances participants may borrow against their vested account balances. Loans are limited to 50% of the participant's account balance, with a maximum outstanding loan balance of $50,000. The interest rate on participant loans is set at a market rate coordinated with the interest rates charged by the Albertson's Credit Union on similar loans at the time the loan is initiated. All loans must be repaid within five years except for loans for the initial purchase of a primary residence which have a maximum repayment period of 10 years.

Allocation of Earnings - Gains and losses on the investments are allocated to participants' accounts based upon relative fund account balances at regular valuation dates specified by the Trustees of the Plan.

Vesting - Participant account balances are fully vested and nonforfeitable.

Tax Status - The Plan has received a determination letter in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan's Trustees and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Trust's financial statements.

Administrative Expenses - Administrative expenses of the Plan are paid by Albertson's, Inc.

Stock Split - On August 30, 1993, Albertson's Board of Directors approved a two-for-one stock split, effected in the form of a 100% stock dividend payable to stockholders of record at the close of business on September 17, 1993 and distributed on October 4, 1993. All references in the financial statements to the number of Albertson's common stock related prices and per share amounts have been restated to reflect the split.

2.  INVESTMENTS

Investments consist of the following as of January 31, 1994 and 1993:



                                                     1994
                                        _________________________________
                                          Approximate   Shares      Market
                                          Unit Value   or Units     Value

     Albertson's, Inc. Common Stock Fund $ 26.75     1,975,791   $52,852,409

     Three Year Guaranteed Interest Fund

        Group Annuity Contracts
           Principal Financial Group
           Fixed Income Account          $  1.00     5,225,425     5,225,425

     Five Year Guaranteed Interest Fund

        Group Annuity Contracts
           Principal Financial Group
           Fixed Income Account          $  1.00     4,985,175     4,985,175

     Common Stock Fund

        Pooled Equity Fund
           Principal Financial Group
           Common Stock Account          $190.15        20,413     3,881,385

     Real Estate Fund

        Pooled Real Estate Fund
           Principal Financial Group
           Real Estate Account           $184.46         3,601       664,317

     Bond and Mortgage Fund

        Pooled Bond and Mortgage Fund
           Principal Financial Group
           Bond and Mortgage Account     $348.68           639       222,910

     International Stock Fund

        Pooled International Stock Fund
           Principal Financial Group
           International Stock Account   $ 20.46        17,804       364,215

     Stock Index Fund

        Pooled Stock Index Fund
           Principal Financial Group
           Stock Index Account           $ 15.31        13,485       206,389

     Participant Loans                                             2,279,600

     Accrued Dividends Receivable                                    177,821
                                                                 ___________

                                                                 $70,859,646

                                                       1993
                                        _________________________________
                                        Approximate    Shares      Market
                                        Unit Value    or Units     Value


     Albertson's, Inc. Common Stock Fund $ 24.44     1,720,312  $42,040,124

     Three Year Guaranteed Interest Fund

        Group Annuity Contracts
           Principal Financial Group
           Fixed Income Account          $  1.00     4,963,222    4,963,222

     Five Year Guaranteed Interest Fund

        Group Annuity Contracts
           Principal Financial Group
           Fixed Income Account          $  1.00     4,508,069    4,508,069

     Common Stock Fund

        Pooled Equity Fund
           Principal Financial Group
           Stock Account                 $169.08        16,878    2,853,688

     Real Estate Fund

        Pooled Real Estate Fund
           Principal Financial Group
           Real Estate Account           $176.54         3,121   $  551,023
                                                                 __________

                                                                $54,916,126

     During 1994 and 1993 the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $4,674,379 and $7,387,981 as follows:

                                                      Year ended   Year ended
                                                      January 31,  January 31,
                                                         1994         1993

     Net Appreciation (Depreciation) in Fair Value:

     Investments at Fair Value as Determined by
        Quoted Market Prices:
           Albertson's Inc. Common Stock Fund         $4,160,879   $7,130,812
           Common Stock Fund                             402,860      229,749

     Investments at Estimated Fair Value
           Real Estate Fund                               26,383       27,420

     Bond and Mortgage Fund                                7,968

     International Stock Fund                             61,347

     Stock Index Fund                                     15,212
                                                      __________   __________

                                                      $4,674,649   $7,387,981

3.  DISTRIBUTIONS PAYABLE

     Payable to Participants as of January 31, 1994 and 1993 was $5,022,960 and $3,590,816.


                                      *****

                         SUPPLEMENTAL SCHEDULES

ALBERTSON'S EMPLOYEES' TAX DEFERRED SAVINGS PLAN


ITEM 27a- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JANUARY 31, 1994


                                                                       Current
Identity of Issue        Description of Investment        Cost          Value


Albertson's, Inc.           Albertson's Inc. Common
                             Stock Fund                $30,135,307   $52,852,409

Principal Financial Group   Three Year Guaranteed
                             Interest Fund               5,225,425     5,225,425

Principal Financial Group   Five Year Guaranteed
                             Interest Fund               4,985,175     4,985,175

Principal Financial Group   Common Stock Fund            2,976,994     3,881,385

Principal Financial Group   Real Estate Fund               641,564       664,317

Principal Financial Group   Bond and Mortgage Fund         215,686       222,910

Principal Financial Group   International Stock Fund       303,845       364,215

Principal Financial Group   Stock Index Fund               192,628       206,389

Principal Financial Group   Participant Loans            2,279,600     2,279,600

Albertson's, Inc.            Accrued Dividends Receivable  177,821       177,821
                                                         _________     _________

                                                       $47,134,045   $70,859,646


ALBERTSON'S EMPLOYEES' TAX DEFERRED SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED JANUARY 31, 1994



Series of Transactions

                                                                 Current Value
                                                                  of Asset on
  Identity of                                       Purchase      Transaction
Party Involved    Description of Asset               Price           date

Dean Witter    Albertson's, Inc.- Common Stock,
                 189,365 shares                    $9,394,540       $9,394,540

INDEPENDENT AUDITORS' CONSENT

     We consent to the incorporation by reference in Registration Statements numbered 33-2139, 33-15062 and 33-43635 of Albertson's, Inc. and subsidiaries on Form S-8 of our report dated June 16, 1994, appearing in the Annual Report on Form 11-K of Albertson's Employees' Tax Deferred Savings Plan for the year ended January 31, 1994.



DELOITTE & TOUCHE
Deloitte & Touche

Boise, Idaho
July 28, 1994

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        ALBERTSON'S EMPLOYEES'
                                        TAX DEFERRED SAVINGS PLAN
                                              (Name of Plan)



                                              STEVEN D. YOUNG
Date:  July 28, 1994                     BY:  Steven D. Young, Trustee



	17